PROSPECTUS SUPPLEMENT
(To Prospectus dated November 7, 1997)

[ASSOCIATES LOGO]
$1,000,000,000
Floating Rate Senior Notes due January 4, 1999

Interest Payable January 4, April 4, July 4 and October 4
Interest on the Floating Rate Senior Notes due January 4, 1999 (the "Notes") will be payable on January 4, April 4, July 4 and October 4, 1998 (each an "Interest Payment Date"), and at maturity. If any Interest Payment Date would otherwise be a day that is not a Business Day (as defined herein), payment of interest on such Interest Payment Date will be postponed to the next day that is a Business Day. The rate of interest on the Notes will be reset daily (the "Interest Reset Date"), and the interest rate in effect on each Interest Reset Date will be the Federal Funds Rate (as defined herein) on the Business Day preceding such Interest Reset Date (such day referred to herein as the "Interest Determination Date") plus .10%, in each case except as described herein. See "Description of the Notes -- Interest." The Notes are not redeemable at any time prior to maturity.

The Notes will be represented by Global Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of the Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Underwriter has agreed to purchase the Notes from the Company at 99.974% of their principal amount ($999,740,000 aggregate proceeds to the Company, before deducting expenses payable by the Company estimated at $624,000), subject to the terms and conditions set forth in the Underwriting Agreement.

The Underwriter proposes to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. For further information with respect to the plan of distribution and any discounts, commissions, or profits on resale that may be deemed underwriting discounts or commissions, see "Underwriting."

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriter, and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriter. It is expected that delivery of the Notes will be made on or about December 8, 1997 through the facilities of the Depositary, against payment therefor in immediately available funds.

J.P. MORGAN & CO.

December 3, 1997

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                                 FOR THE NINE MONTHS
                                                     FOR THE YEAR ENDED DECEMBER 31              ENDED SEPTEMBER 30
                                          ----------------------------------------------------   -------------------
                                            1992       1993       1994       1995       1996       1996       1997
                                          --------   --------   --------   --------   --------   --------   --------
                                                                                                     (UNAUDITED)
                                                                 (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.......................  $2,931.9   $3,250.7   $3,866.7   $4,805.3   $5,580.3   $4,102.3   $4,744.2
  Insurance premiums....................     209.9      242.2      293.5      325.1      354.8      260.6      272.7
  Investment and other income...........     182.8      196.7      227.7      254.0      286.3      212.3      270.0
                                          --------   --------   --------   --------   --------   --------   --------
                                           3,324.6    3,689.6    4,387.9    5,384.4    6,221.4    4,575.2    5,286.9
Expenses --
  Interest expense......................   1,222.8    1,291.8    1,509.7    1,979.8    2,206.7    1,627.4    1,862.9
  Operating expenses....................     807.4      979.6    1,191.6    1,417.8    1,603.3    1,168.2    1,360.8
  Provision for losses on finance
    receivables.........................     504.0      468.9      569.9      729.7      963.4      714.8      897.2
  Insurance benefits paid or provided...     100.0      114.9      144.1      135.7      142.9      105.3      104.9
                                          --------   --------   --------   --------   --------   --------   --------
                                           2,634.2    2,855.2    3,415.3    4,263.0    4,916.3    3,615.7    4,225.8
                                          --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for Income
  Taxes and Cumulative Effect of Changes
  in Accounting Principles..............     690.4      834.4      972.6    1,121.4    1,305.1      959.5    1,061.1
Provision for Income Taxes..............     240.7      310.7      369.1      413.3      482.0      353.1      390.0
                                          --------   --------   --------   --------   --------   --------   --------
Earnings Before Cumulative Effect of
  Changes in Accounting Principles......     449.7      523.7      603.5      708.1      823.1      606.4      671.1
Cumulative Effect of Changes in
  Accounting Principles(a)..............     (10.0)        --         --         --         --         --         --
                                          --------   --------   --------   --------   --------   --------   --------
Net Earnings............................  $  439.7   $  523.7   $  603.5   $  708.1   $  823.1   $  606.4   $  671.1
                                          ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed Charges(b)...      1.56       1.64       1.64       1.56       1.59       1.59       1.57
                                               ===        ===        ===        ===        ===        ===        ===

---------------

(a) The Company recorded a one-time cumulative effect of changes in accounting principles related to the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes".

(b) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31    SEPTEMBER 30
                                                                 1996            1997
                                                              -----------    ------------
                                                                             (UNAUDITED)
                                                                     (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   278.4      $   335.8
  Investments in Debt and Equity Securities
     Bonds and Notes........................................     1,034.1        1,019.6
     Stocks.................................................        10.3           81.2
                                                               ---------      ---------
          Total Investments in Debt and Equity Securities...     1,044.4        1,100.8
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................    27,997.1       31,957.9
     Commercial Finance.....................................    13,781.8       14,974.0
                                                               ---------      ---------
          Total Net Finance Receivables.....................    41,778.9       46,931.9
  Allowance for Losses on Finance Receivables...............    (1,371.4)      (1,637.1)
  Insurance Policy and Claims Reserves......................      (693.0)        (756.7)
  Other Assets..............................................     1,560.8        2,029.5
                                                               ---------      ---------
          Total Assets......................................   $42,598.1      $48,004.2
                                                               =========      =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $14,712.6      $17,606.0
     Bank loans.............................................     1,001.8           34.0
  Long-Term Debt, unsecured due within one year
     Senior.................................................     3,080.4        4,430.9
     Subordinated...........................................          --             --
     Capital................................................         0.1            0.1
  Accounts Payable and Accruals.............................       980.6        1,054.8
  Long-Term Debt, unsecured
     Senior.................................................    17,311.0       18,693.1
     Subordinated...........................................       425.0          425.0
     Capital................................................         0.4            0.3
                                                               ---------      ---------
          Total Long-Term Debt..............................    17,736.4       19,118.4
  Stockholders' Equity......................................     5,086.2        5,760.0
                                                               ---------      ---------
          Total Liabilities and Stockholders' Equity........   $42,598.1      $48,004.2
                                                               =========      =========

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company, will be issued under an indenture dated as of November 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank ("Chase"), as Trustee, will be limited to $1,000,000,000 aggregate principal amount and will mature on January 4, 1999.

     The interest rate on the Notes will be reset daily as described herein based on the Federal Funds Rate, plus .10%. Interest on the Notes is payable quarterly in arrears on January 4, April 4, July 4 and October 4, 1998, and at maturity. If any Interest Payment Date would fall on a day that is not a Business Day, such Interest Payment Date will be postponed to the next day that is a Business Day. Interest on the Notes will be paid to the persons in whose names the Notes are registered at the close of business on the date 15 days next preceding any Interest Payment Date (whether or not a Business Day); provided, however, that interest payable on January 4, 1999 will be payable to the persons to whom the principal of such Notes shall be payable. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

     "Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     The "Interest Determination Date" pertaining to an Interest Reset Date will be the Business Day preceding such Interest Reset Date.

     "Interest Period" means the period from and including December 8, 1997, to but excluding the first Interest Payment Date and each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date.

     Chase shall be the initial "Calculation Agent" with respect to the Notes. The Calculation Agent will notify the Company and the Trustee of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of a determination made with respect to the most recent Interest Determination Date with respect to such Note. The Trustee will not be responsible for determining the interest rate applicable to any Note.

INTEREST

     The rate of interest on the Notes will be reset daily (an "Interest Reset Date"), except as provided below. The interest rate in effect on each Interest Reset Date will be the Federal Funds Rate on the related Interest Determination Date plus .10%; provided, however, that the interest rate in effect (i) on any day that is not a Business Day will be the rate in effect on the immediately preceding Business Day and (ii) for the six Business Days immediately prior to each Interest Payment Date and at maturity will be that in effect on the sixth Business Day preceding such Interest Payment Date or maturity, as the case may be.

     Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity date, as the case may be.

     Accrued interest on the Notes shall be calculated by multiplying the principal amount of the Notes by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the Interest Period for which interest is being paid. The interest factor for each such day is computed by dividing the interest rate applicable to such day by 360. All percentages used in or resulting from any calculation of the rate of interest on the Notes will be rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point (.0000001), with five one-millionths of a percentage point rounded upward, and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent, with one-half cent rounded upward.

     "Federal Funds Rate" for each Interest Reset Date will be determined by the Calculation Agent as follows:

          As of the Interest Determination Date, the Calculation Agent will determine the effective rate on such date for federal funds as published on Telerate Page 120 under the heading "Daily Selected Money Market Rates From The Federal Reserve," or, if not published by 3:00 P.M., New York City time, on the related Interest Determination Date, the rate on such Interest Determination Date as published by the Federal Reserve Bank of New York in its daily statistical release "Composite 3:30 P.M. Quotations for U.S. Government Securities" or any successor publication ("Composite Quotations") under the column "Effective Rate" under the heading "Federal Funds." If by 3:00 P.M., New York City time, on the related Interest Determination Date such rate is not published either on Telerate Page 120 or in Composite Quotations, then the Federal Funds Rate on such Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York selected by the Calculation Agent prior to 9:00 A.M., New York City time, on such Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Interest Determination Date will be the Federal Funds Rate in effect on such Interest Determination Date. "Telerate Page 120" means the display designated as page "120" on the Telerate Service (or such other page as may replace Page 120 on that service).

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to twenty-two other series of Debt Securities previously issued under the Indenture. In addition, Chase acts as trustee with respect to various debt securities issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank, respectively. Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business.

                                  UNDERWRITING

     Under the terms of and subject to the conditions set forth in the Underwriting Agreement dated December 3, 1997, the Company has agreed to sell to J.P. Morgan Securities Inc. (the "Underwriter"), and the Underwriter has agreed to purchase, the entire principal amount of the Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriter's obligations is such that it is committed to take and pay for all of the Notes if any are taken.

     The Underwriter has advised the Company that it proposes to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments required to be made in respect thereof.

     The Company has been advised by the Underwriter that it currently intends to make a market in the Notes, but may discontinue such market making at any time without notice. The Company cannot predict the liquidity of any trading market for the Notes.

     In the ordinary course of their respective businesses, affiliates of the Underwriter have engaged, and may in the future engage, in commercial banking transactions with the Company.